Mail Stop 3561

January 10, 2007

Via Fax & U.S. Mail

Mr. Harpreet Grewal
Chief Financial Officer
100 Hayden Avenue
Lexington, Massachusetts 02421

>   **Re: Vistaprint Limited**
>   **Form 10-K for the year ended June 30, 2006**
>   **Filed September 13, 2006**
>   **File No. 000-51539**

Dear Mr. Grewal:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended June 30, 2006

Risk Factors, page 30

1. You derive a portion of your revenues from referral fees for memberships in

discount programs that provide savings on shopping, entertainment, dining out, movies, and travel. Please tell us the amounts of revenue you recognized from such referral fees in each of the last three fiscal years and latest interim period. In addition, please tell us, and revise your accounting policies to disclose, how you account for such referral fees.

MD&A, page 41

2. You classify third party payment processor and credit card fees as marketing and selling expense. As these fees are directly related to the sale of your products, please tell us your basis for classifying these expenses in marketing and selling rather than in cost of revenue.

Form 8-K furnished October 23, 2006

3. We note your use of the non-GAAP performance measure adjusted earnings per diluted share which excludes stock compensation expense. As outlined in ASR 142, per share data other than that related to net income, net assets and dividends should be avoided in reporting financial results. Furthermore, as outlined in footnote 11 of FR-65 per share measures that are prohibited specifically under GAAP or Commission rules continue to be prohibited in materials filed with or furnished to the Commission. For example, see paragraph 33 of SFAS No.95 which prohibits the disclosure of cash flow per share. Please confirm that you will eliminate disclosure of these non-GAAP earnings per share measures in future filings.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not

Mr. Harpreet Grewal
Vistaprint Limited
January 10, 2007
Page 3

     foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     You may contact Claire Erlanger at (202) 551-3301 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

     Sincerely,

     Linda Cvrkel
     Branch Chief